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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             --------------------

                                  SCHEDULE 13G


                               (Amendment No. 7)*


                                Lands' End, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  515086 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this statement is filed:

          [_] Rule 13d-1(b)

          [_] Rule 13d-1(c)

          [X] Rule 13d-1(d)
________________________

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 Pages
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  CUSIP NO.  515086 10 6             13G                     Page 2 of 6 Pages
           -------------                                         ---  ---


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Gary C. Comer
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            16,749,392 (See Item 4)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          None (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             16,749,392 (See Item 4)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          None (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      16,749,392 Shares (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      57.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSPIP No. 515086 10 6                 13G                     Page 3 of 6 Pages
           -----------                                             ---  ---


Item 1(a) Name of Issuer:
          --------------

          Lands' End, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:
          -----------------------------------------------

          One Lands' End Lane
          Dodgeville, Wisconsin 53595

Item 2(a) Name of Person Filing:
          ---------------------

          Gary C. Comer

Item 2(b) Address of Principal Business Office or, if none, Residence:
          -----------------------------------------------------------

          c/o Gary Comer, Inc.
          20875 Crossroads Circle
          Suite 100
          Waukesha, WI 53186

Item 2(c) Citizenship:
          -----------

          United States of America

Item 2(d) Title of Class of Securities:
          ----------------------------

          Common Stock, par value $.01 per share.

Item 2(e) CUSIP No.:
          ---------

          515086 10 6

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
          ------------------------------------

          This statement is not filed pursuant to Rules 13d-1(b) or 13d-2(b) of the Securities and Exchange Commission.

Item 4    Ownership:
          ---------

          (a) Amount Beneficially Owned: 16,749,392 (See Note to Item 4 below)

          (b)  Percent of Class: 57.2%
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CUSPIP No. 515086 10 6                 13G                     Page 4 of 6 Pages
           -----------                                             ---  ---



          (c) Number of shares as to which such person has:

              (i) Sole power to vote or to direct the vote: 16,749,392 shares (See Note to Item 4 below)

              (ii)  Shared power to vote or to direct the vote: No shares

              (iii) Sole power to dispose or to direct the disposition of:
                    16,749,392 shares (See Note to Item 4 below)

              (iv) Shared power to dispose or to direct the disposition of: No shares.

          Note to Item 4:
          --------------

          All share amounts shown to be owned beneficially by the reporting person include (i) 567,642 shares of the issuer's common stock which are held by a trust for the benefit of the reporting person and his children for which the reporting person does not serve as trustee and (ii) 2,142,934 shares of the issuer's common stock which are held by trusts for the benefit of the reporting person's children for which the reporting person does not serve as trustee. The reporting person disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest in such shares, if any, and this report shall not be deemed an admission that reporting person is the beneficial owner of such securities for purposes of Section 16 or any other purposes.

Item 5    Ownership of Five Percent or Less of a Class:
          --------------------------------------------

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities, check the following [   ].

Item 6    Ownership of More Than Five Percent on Behalf of Another Person:
          ---------------------------------------------------------------

          Not applicable.

Item 7    Identification and Classification of the Subsidiary Which
          Acquired the Security Being Reported on By the Parent Holding Company:
          ----------------------------------------------------------------------

          Not applicable.

Item 8    Identification and Classification of Members of the Group:
          ---------------------------------------------------------

          Not applicable.
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CUSPIP No. 515086 10 6                 13G                     Page 5 of 6 Pages
           -----------                                             ---  ---



Item 9    Notice of Dissolution of Group:
          ------------------------------

          Not applicable.

Item 10   Certification:
          -------------

          Not applicable.
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CUSPIP No. 515086 10 6                 13G                     Page 6 of 6 Pages
           -----------                                             ---  ---



                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2001



                                                  /s/ Gary C. Comer
                                              ---------------------------------
                                                      Gary C. Comer